Filed by EpiCept Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Robert W. Cook, EpiCept Corporation’s Interim President and CEO, was interviewed by SIX Wire Service in Sweden for an article that was published on February 25, 2013.  An English translation of the article is filed herewith pursuant to Rule 425 under the Securities Act of 1933.

Additional Information

In connection with the proposed merger transaction with Immune Pharmaceuticals Ltd., EpiCept will file a proxy statement with the U.S. Securities and Exchange Commission (SEC) seeking appropriate stockholder approval. STOCKHOLDERS OF EPICEPT AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT) REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. EpiCept’s stockholders will be able to obtain a copy of the proxy statement, as well as other filings containing information about Immune and EpiCept, without charge, at the SEC’s Internet site (www.sec.gov). Copies of the proxy statement and the filings with the SEC that will be incorporated by reference in the proxy statement can also be obtained, without charge, by directing a request to EpiCept Corporation, 777 Old Saw Mill River Rd, Tarrytown, NY 10591, Attention: Investor Relations, Telephone: (914) 606-3500.

Participants in the Solicitation

EpiCept and its directors and executive officers and Immune and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of EpiCept in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the proxy statement of EpiCept referred to above. Additional information regarding the directors and executive officers of EpiCept is also included in EpiCept’s proxy statement for its 2011 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2011. Additional information regarding the directors and executive officers of EpiCept is also included in EpiCept’s registration statement Post-Effective Amendment No. 1 to Form S-3 on Form S-1, which was filed with the SEC on April 6, 2012. These documents are available free of charge at the SEC’s web site (www.sec.gov) and from Investor Relations at EpiCept at the address described above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Act”). The securities issued in exchange for all of the outstanding shares of Immune will not be and have not been registered under the Act and may not be offered or sold in the United States absent registration or an applicable exception from registration requirements.

The merger agreement and any accompanying issuance of shares by Immune Pharmaceuticals are not, under any circumstances, to be construed as an advertisement or a public offering of securities in Israel. Any public offer or sale of securities in Israel may be made only in accordance with the Israeli Securities Act-1968 (which requires, inter alia, the filing of a prospectus in Israel or an exemption therefrom).

SIX Wire Service Article, February 25, 2013

Immune: Seeking partnership agreements for Amiket and nanomabs — CEO

(SIX) Immune Pharmaceuticals, taking over EpiCept’s stock exchange listing after the merger of the two companies, will try to sign a partnership agreement for the drug candidate Amiket.  For namomabs, in an early research phase, there will also be opportunities for a partner to license the project.

The topical analgesic cream Amiket has concluded phase 2 studies and is now facing phase 3 studies, but Immune will, for cost reasons, try to find a partner before these studies are initiated.

“There are several partners that right now are performing due diligence”, says Robert Cook, EpiCept’s CEO and future board member in Immune, to SIX News.

The contacts with potential partners for Amiket started already in 2012, before the merger with Immune was on the agenda. During the preparations for the merger between EpiCept and Immune, the partner discussions were discontinued, but started again in the beginning of 2013.

As always during partnership discussions, it is difficult to estimate if and when a possible signed partner agreement can be on the table.

“There is really no particular time frame, but we will try to have something done as soon as possible”, says Robert Cook. “We want to have it done this year if possible”.

The indication that Amiket focuses on is peripheral neuropathy, caused by chemotherapy treatment. The lack of competitors in this field is one thing that could appeal to a potential partner.

“It is our opinion that the commercial potential for Amiket primarily is within the oncology indication. The pricing of the drug, the number of patients who can get this drug prescribed, the growth of the patient population and the fact that there is no alternative drug so the competition is weaker in this segment; these are some factors that can make potential partners believe that they can get substantial revenues from this indication”, says Daniel Teper, CEO of Immune Pharmaceuticals.

A study that an independent consultant carried out for EpiCept in the USA a couple of years ago estimated the market value for Amiket within the neuropathy indication caused by chemotherapy (chemotherapy induced peripheral neuropathy) could be as much as 400 million USD.

“If you look at this figure in a global perspective, Amiket could reach peak sales of half a billion dollars and maybe more”, says Daniel Teper.

Amiket has earlier obtained a fast track designation by the American drug authority FDA, which gives it an accelerated approval review and certain guidance from the authority.

EpiCept has also studied Amiket against post herpetic neuralgia, a condition that usually affects the chest or back after shingles.

Nanomabs, a nanomedicine project, is an antibody project that right now is in a preclinical phase. Possible indications are within the oncology area. The project is focused on pancreatic cancer and non-small-cell lung carcinoma (NSCLC).

Bind Biosciences, a venture-backed company with technology from MIT and Merrimack ( NASDAQ:MACK) have projects with similar technologies. As recent as in the beginning of 2013, Bind Biosciences signed a partnership agreement with Amgen for a project in preclinical phase. The deal comprised milestone payments of more than 180 million USD, divided between an upfront and development milestone of 46.5 million USD and regulatory and sales milestones of 134 million USD.

“We think by offering one of these projects, it will be possible to speed up the proof-of-concept for this technology. The development of this technology will give us additional resources which will allow us to develop other drug candidates within this technology”.